UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-37750

YINTECH INVESTMENT HOLDINGS LIMITED

12th Floor, Block B, Zhenhua Enterprise Plaza

No.3261 Dongfang Road, Pudong District

Shanghai, 200125

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINTECH INVESTMENT HOLDINGS LIMITED

Date: April 24, 2017
	By:	/s/ Wenbin Chen
	Name:	Wenbin Chen
	Title:	Chief Executive Officer

On April 24, 2017, we were notified by Guangdong Precious Metals Exchange that it has adjusted its spot commodity trading business in light of new market development, and in particular, it will terminate the trading of all the current products on the exchange on May 6, 2017. As a result, we will no longer be able to generate revenue from our business carried out on the Guangdong Precious Metals Exchange after May 6, 2017. Our business carried out on the Guangdong Precious Metals Exchange accounted for approximately 41% of our commissions and fees in 2016 and approximately 26% of our commissions and fees in March 2017. It is unclear whether or when the Guangdong Precious Metals Exchange will introduce trading of new products in the future or, if so, what the new products will be. It also remains uncertain how the trading rules of the Guangdong Precious Metals Exchange will be changed. Our business carried out on the Shanghai Gold Exchange and Tianjin Precious Metals Exchange are not affected. At the same time, we plan to divert our resources used in our business carried out on the Guangdong Precious Metals Exchange to our other businesses.